SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2
IXI Mobile, Inc.

(Name of Issuer)
Shares of Common Stock, par value $0.0001 per share

(Title of Class of Securities)
466026 10 1

(CUSIP Number)
March 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.	466026 10 1	13G/A	Page	2	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Southpoint Capital Advisors LP 20-0975910

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		9,367,443**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,367,443**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,367,443**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

32.13%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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CUSIP No.	466026 10 1	13G/A	Page	3	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Southpoint GP, LP 20-1095514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		9,367,443**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,367,443**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,367,443**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

32.13%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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CUSIP No.	466026 10 1	13G/A	Page	4	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Southpoint Capital Advisors LLC 20-0975900

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		9,367,443**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,367,443**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,367,443**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

32.13%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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CUSIP No.	466026 10 1	13G/A	Page	5	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Southpoint GP, LLC 20-1064783

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		9,367,443**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,367,443**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,367,443**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

32.13%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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CUSIP No.	466026 10 1	13G/A	Page	6	of	11

1	NAMES OF REPORTING PERSONS Robert W. Butts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		9,367,443**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,367,443**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,367,443**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

32.13%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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CUSIP No.	466026 10 1	13G/A	Page	7	of	11

1	NAMES OF REPORTING PERSONS John S. Clark II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		9,367,443**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,367,443**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,367,443**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

32.13%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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SCHEDULE 13G/A
     This Amendment No. 2 to Schedule 13G (the “Amendment”) is being filed on behalf of Southpoint Capital Advisors LLC, a Delaware limited liability company (“Southpoint CA LLC”), Southpoint GP, LLC, a Delaware limited liability company (“Southpoint GP LLC”), Southpoint Capital Advisors LP, a Delaware limited partnership (“Southpoint Advisors”), Southpoint GP, LP, a Delaware limited partnership (“Southpoint GP”), Robert W. Butts and John S. Clark II. Southpoint CA LLC is the general partner of Southpoint Advisors. Southpoint GP LLC is the general partner of Southpoint GP. Southpoint GP is the general partner of Southpoint Fund LP, a Delaware limited partnership (the “Fund”), Southpoint Qualified Fund LP, a Delaware limited partnership (the “Qualified Fund”), and Southpoint Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”). Southpoint Offshore Fund, Ltd., a Cayman Island exempted company (the “Offshore Fund”), is also a general partner of the Master Fund. This Amendment relates to shares of Common Stock of IXI Mobile, Inc., a Delaware corporation (the “Issuer”), purchased by the Fund, the Qualified Fund and the Master Fund.

Item 1(a)	Name of Issuer.

IXI Mobile, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1301 Shoreway Road, Suite 380
Belmont, California 94002

Item 2(a)	Name of Person Filing.

	(1)	Southpoint Capital Advisors LP
	(2)	Southpoint GP, LP
	(3)	Southpoint Capital Advisors, LLC
	(4)	Southpoint GP, LLC
	(5)	Robert W. Butts
	(6)	John S. Clark II

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

	(1)	For all Filers:
623 Fifth Avenue, Suite 2601
New York, NY 10022
(212) 692-6350

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Item 2(c)	Citizenship or Place of Organization.

	(1)	Southpoint Capital Advisors LP is a Delaware limited partnership.
	(2)	Southpoint GP, LP is a Delaware limited partnership.
	(3)	Southpoint Capital Advisors LLC is a Delaware limited liability company.
	(4)	Southpoint GP, LLC is a Delaware limited liability company.
	(5)	Robert W. Butts is a U.S. citizen.
	(6)	John S. Clark II is a U.S. citizen.

.
Item 2(d)	Title of Class of Securities.

Common stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

466026 10 1

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership.

	(a)	Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II may be deemed the beneficial owners of 9,367,443 shares (which represent 5,400,000 shares of Common Stock; a Note that is convertible into 1,327,443 shares of Common Stock; and 2,640,000 readily exercisable warrants which are convertible into shares of Common Stock).

	(b)	As of April 2, 2008, Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II may be deemed the beneficial owners of 32.13% of the outstanding shares of Common Stock. This percentage was determined by dividing 9,367,443 shares (which represent 5,400,000 shares of Common Stock; a Note that is convertible into 1,327,443 shares of Common Stock; and 2,640,000 readily exercisable warrants which are convertible into shares of Common Stock) by 29,155,397 (which represents 25,187,954 shares of Common Stock currently outstanding as of March 18, 2008 according to the Issuer’s Form 10-K filed on March 31, 2008 with the Securities Exchange Commission; 2,640,000 readily exercisable warrants, which are convertible into shares of Common Stock, and a Note that is convertible into 1,327,443 shares of Common Stock).

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(c) Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II have the sole power to vote and dispose of the 9,367,443 shares (which represent 5,400,000 shares of Common Stock; a Note that is convertible into 1,327,443 shares of Common Stock; and 2,640,000 readily exercisable warrants which are convertible into shares of Common Stock).

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by clients of the Investment Manager. To the knowledge of the Investment Manager, no one client owns more than 5% of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having tha t purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated April 2, 2008, between Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: April 2, 2008

SOUTHPOINT CAPITAL ADVISORS, LP

By:	Southpoint Capital Advisors LLC
its general partner

	By:	/s/ Robert W. Butts

	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT GP, LP

By:	Southpoint GP, LLC
its general partner

	By:	/s/ Robert W. Butts

	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT CAPITAL ADVISORS, LLC

By:	/s/ Robert W. Butts

Name:	Robert W. Butts
Title:	Manager

SOUTHPOINT GP, LLC

By:	/s/ Robert W. Butts

Name:	Robert W. Butts
Title:	Manager

/s/ Robert W. Butts

Robert W. Butts

/s/ John S. Clark II

John S. Clark II

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